10025587

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TransactionDrivers LLC
DBA KANE & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 MANNING AVENUE
(No. and Street)

LOS ANGELES (City) CALIFORNIA (State) 90024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL W. KANE 310/208-1166
(Area Code – Telephone Number)

SEC Mail Processing Section
FEB 22 2010
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., #255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL W. KANE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TransactionDrivers, LLC dba KANE & COMPANY, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

M W. Kane
Signature MICHAEL W. KANE

MANAGING MEMBER
Title

See attached.
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of ~~Changes in Financial Condition~~. **Cash Flows**
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] **(o) Independent Auditors' Report on Internal Accounting Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 19th (Date) day of FEBRUARY (Month), 2010 (Year), by

(1) GREGORY A. GOODYEAR (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

GEORGIA F. SHAW
Commission # 1856948
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2013

Signature: [signature] Signature of Notary Public GEORGIA F. SHAW

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: SEC ANNUAL AUDITED REPORT FORM X-17 A-5, PART III

Document Date: FEBRUARY 5, 2010 Number of Pages: 4

Signer(s) Other Than Named Above: MICHAEL W. KANE

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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CONTENTS

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
TransactionDrivers LLC
dba Kane & Company
Los Angeles, California

We have audited the accompanying statement of financial condition of TransactionDrivers LLC dba Kane & Company as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TransactionDrivers LLC dba Kane & Company as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 5, 2010

TransactionDrivers LLC
dba KANE & COMPANY
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash in bank		$ 16,951
Property and equipment:		
Furniture and fixtures	$ 6,425	
Office equipment	1,500	
	7,925	
Accumulated depreciation	(2,729)	
Net property and equipment		5,196
Total assets		$ 22,147

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$ -
Member's equity	22,147
Total liabilities and member's equity	$ 22,147

The accompanying notes are an integral part of this financial statement.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Los Angeles, California, and is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's revenues will consist of fees for advisory services in connection with mergers and acquisitions as well as consulting fees.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates and such differences could be material.

Property and Equipment

Property and equipment are stated at its estimated value at the date contributed by the Managing Member. Depreciation of property and equipment is provided over their estimated useful life which is generally five years using the straight-line method.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2009.

Income Taxes

As a limited liability company, the earnings and losses will be included in the personal income tax returns of the member and taxed depending on his personal tax strategies. Accordingly, the Company does not incur additional income tax obligations, and the financial statements do not include a provision for income taxes, except for the California minimum tax.

(2) LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had assumed from its predecessor, Kane & Company, Inc., three "subordinated loan agreements for equity capital", aggregating to $500,000 (the "Equity Loans"). The original lender was the principal stockholder of the predecessor, now the owner of 100% of the units of the successor. The first loan was approved by the National Association of Securities Dealers, Inc. (NASD) in the amount of $150,000 at an interest rate of 6.11% on December 29, 1995, and was renewed to mature on December 31, 2009. The second and third loans also matured on that date and consisted of obligations approved by the NASD on September 30, 2002, in the amount of $200,000 at an interest rate of 3.75%, and on January 31, 2005, in the amount of $150,000 at a rate of 3.75%, respectively. However, during 2009, the Company was granted permission to reclassify the loans as equity.

(3) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 5, 2010. No transactions or events were found to that were material enough to require recognition in the financial statements.

(4) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2009, the net capital was $16,951 which exceeded the required minimum capital by $11,951 and the aggregate indebtedness to net capital ratio was not applicable as there was no aggregate indebtedness.

TransactionDrivers LLC
dba KANE & COMPANY

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2009

(With Independent Auditors' Report Thereon)